

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2026

Laurent Mercier
Chief Financial Officer
COTY INC.
350 Fifth Avenue
New York, NY 10118

> **Re: COTY INC.**
> **Form 10-K for the Year Ended June 30, 2025**
> **Form 10-Q for the Period Ended December 31, 2025**
> **File No. 001-35964**

Dear Laurent Mercier:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services